Exhibit 99.1
FORWARD-LOOKING STATEMENTS
     This exhibit includes forward-looking statements. The Province of Nova Scotia has based these forward-looking statements on its current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about the Province of Nova Scotia, including, among other things:
•	the Province of Nova Scotia’s economic and political trends; and

•	the Province of Nova Scotia’s ability to control expenses and maintain revenues.
     In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this exhibit might not occur.
2011-2012 Budget
The information set forth is an extract of budget documents released by the Minister of Finance on April 5, 2011, and has not been updated since that date. The Budget was passed by the Legislature on April 29, 2011. All dollar amounts are expressed in Canadian dollars.
References to “Estimate” are to budgeted figures. (Estimate 2010-11 is the Budget released April 6, 2010. Estimate 2011-2012 is the Budget released on April 5, 2011.) References to “Forecast 2010-2011” are to the government’s expectation for actual results for the period ended March 31, 2011, based on information available as of March 24, 2011 or earlier. See “Additional Information”. Items in italics are not excerpts from the budget.

BUDGET OVERVIEW
BUDGET SUMMARY — STATEMENT OF OPERATIONS
($ thousands)

	ESTIMATE	FORECAST	ESTIMATE
	2010-2011	2010-2011	2011-2012
Consolidated Fund
Revenues
Ordinary Revenues	7,623,118	8,040,638	7,771,549
Fees and Other Charges	62,537	66,625	64,896
Ordinary Recoveries	616,284	597,681	582,751
Sinking Fund Earnings	89,092	93,562	104,803

	8,391,031	8,798,506	8,523,999

Expenses
Departmental Expenses	8,021,916	7,888,451	8,344,763
Tax Credits and Rebates	54,800	49,100	74,943
Pension Valuation Adjustment	8,448	(22,913)	31,761
Debt Servicing Costs	959,197	879,189	885,485

	9,044,361	8,793,827	9,336,952

	(653,330)	4,679	(812,953)

Consolidation and Accounting Adjustments for Governmental Units
Consolidated Fund Consolidation Adjustments	92,803	85,632	70,554
Health and Hospital Boards Operations	—	(2,854)	2,854
School Boards Operations	(6,035)	(3,432)	—
Special Purpose Funds	(2,870)	(48)	(880)
Other Organizations	(1,224)	5,794	(3,711)

	82,674	85,092	68,817

Net Income from Government Business Enterprises
Nova Scotia Gaming Corporation	116,400	127,000	112,900
Nova Scotia Liquor Corporation	223,459	221,456	228,066
Other Enterprises	8,714	8,981	13,613

	348,573	357,437	354,579

Provincial Surplus (Deficit)	(222,083)	447,208	(389,557)

“ESTIMATE 2010 — 2011” refers to Budget figures presented in the April 6, 2010 budget, “FORECAST 2010—2011” refers to an unaudited update on the 2010—2011 Budget, and “ESTIMATE 2011 — 2012” refers to Budget figures presented in the April 5, 2011 budget.
FOUR-YEAR FISCAL PLAN
In Budget 2010—2011, the Government of Nova Scotia presented its four-year fiscal plan to return the province’s operating budget to a balance in 2013—2014. For fiscal 2011—2012, the government is implementing the second year of the plan.
The four-year fiscal plan estimated a deficit of $222.1 million for fiscal 2010—2011. The year-end forecast provides for a surplus of $447.2 million, in part due to an additional reduction in departmental expenses of $133.9 million over the estimate, as well as increases in revenue due to a one-time payment reflecting prior-years’ adjustments and ongoing refinement of revenue data.
In keeping with the government’s plan, the deficit for fiscal 2011—2012 is estimated at $389.6 million. Expenditure reductions in the 2011—2012 estimate of $170.0 million are offset by the inclusion of university funding, as anticipated in the four-year fiscal plan, as well as re-investment in tax credits, health care, and the economy.

Overview—Fiscal Trends
With the exception of petroleum royalties and tobacco tax, provincial own-source revenues are expected to slowly return to near-historical levels of growth over the medium term.
Equalization payments are expected to rise over the next few years, and the province is forecasting the receipt of Cumulative Best-of Guarantee payments during this period, as well. Reductions in federal trusts and declining Offshore Accord payments will partially offset increases.
Over the medium term, Nova Scotia’s real GDP growth is expected to be more consistent with longer-term trends, growing by 1.8 per cent on average from 2010—2015.
The medium-term economic outlook is more positive than the medium-term projections in the 2010—2011 Budget. At that time, the Nova Scotia Budget assumed imminent population decline, financial market uncertainty, and quicker tightening of monetary policy.
The continued commitment to the four-year fiscal plan will result in examination of government programs, yielding further savings as programs are held to the rigours of effectiveness, affordability, and orientation to priorities. Savings will be achieved through strengthened governance, accountability, and performance management in all areas of government spending.
The deficit is expected to be $389.6 million in 2011—2012; $215.8 million in 2012—2013; and then to balance in 2013—2014.
Medium-Term Revenue Outlook
With the exception of petroleum royalties and tobacco tax, provincial own-source revenues are expected to slowly return to near-historical levels of growth over the medium term. Nova Scotia’s economy fared better than other provinces during the 2009 recession. However, for 2010, this means that Nova Scotia should not be expected to match the national pace of recovery as other provinces rebound from more serious downturns. In the medium term, Nova Scotia’s economy is expected to grow at a pace that is consistent with its historic trend.
During the recession of 2009, corporate profits fell by over 32 per cent nationally, but by only 3 per cent in Nova Scotia. As a result, growth in corporate profits in Nova Scotia will be slower than national growth. Nova Scotia’s share of national corporate taxable income will also trend downward, consistent with the historical pattern observed prior to the recession.
The increased cost of corporate income tax credits will partially slow growth, as will the successive 0.5 percentage point reduction in the small business corporate rate implemented for the 2011 and 2012 taxation years. In addition, offshore corporate income tax is declining due to lower natural gas production, low prices, and a strong Canadian dollar relative to the US dollar. Corporate income tax will grow by an average of 3.7 per cent over the next four years.
Personal income tax revenue is expected to grow at an average rate of 4.4 per cent between 2012—2013 and 2015—2016, returning revenues to historical trend growth. The growth rate of taxable income in Nova Scotia is expected to lag the rest of the country, where the decline in personal income during the recession was more acute. In addition, the province’s outlook for labour supply, employment and wage growth is slower than the national average. Between 2000 and 2007, taxable income growth in Nova Scotia was outpaced by income growth in the rest of Canada. This trend was reversed in 2008 and 2009 as many provinces suffered greater employment losses than Nova Scotia during the recession. The forecast over the medium term is for a return to the historical trend.
Government introduced two complementary measures commencing with the 2010 taxation year—the introduction of a 5th personal income tax bracket of 21 per cent on taxable income above $150,000, partially offset by the removal of the 10 per cent surtax on provincial personal income tax payable of more than $10,000. Both measures are legislated to be in place until the province returns to a fiscal balance. Additional reductions to personal income tax revenues will come in the form of increased costs of personal income tax credits (e.g., Basic Personal Amount, non-refundable credits, and growth in the cost of the Graduate Retention Rebate), and the refund of provincial income tax for Guaranteed Income Supplement (GIS) recipients.
Harmonized Sales Tax (HST) revenues are forecasted to grow by an average of 3.7 per cent between 2012—2013 and 2015—2016. The two per cent increase in the rate on July 1, 2010 contributes over $350 million per year to HST revenues. Consumer expenditure and residential housing investment growth were very strong in 2010, but growth rates in these two important tax bases are expected to slow over the medium term. Consumer expenditures account for almost 72 per cent of HST revenues. The increased HST rate also means that the value of the province’s rebates (e.g., Your Energy Rebate, public sector bodies, point-of-sale rebates for children’s clothing, children’s footwear, etc.) will increase.
Offshore natural resource royalty revenues have been on the decline since 2008—2009, primarily due to the low market price for natural gas and declining levels of production. Over the medium term, prices are expected to remain relatively constant and production volumes will continue to decline as the Sable Offshore Energy Project nears the end of its productive life. The accrual of abandonment costs that interest holders can deduct against royalties has a significant negative impact on offshore revenues commencing in 2012. Deep Panuke production is scheduled to commence in the fourth quarter of 2011, but revenues from that project are not currently factored into revenue projections and will be insufficient to replace the revenue stream from the Sable Offshore Energy Project.
In response to these concerns, government has invested $15 million in Play Fairway Analysis, an industry standard picture of the offshore geology. Government will spend $600,000 in 2011—2012 to develop a comprehensive marketing program to share findings to date, with the objective of attracting additional exploration in the offshore.
Revenues from the tobacco tax and motive fuel taxes are expected to remain relatively stable over the medium term. Consumption of gasoline and diesel oil is forecasted to remain near current levels in the face of increasing world oil prices.
Over the past three fiscal years, Equalization payments have been supported by protection payments from the federal government to mitigate year-over-year declines. The payments have been made during a period when all provinces have been experiencing significant fiscal challenges. The province does not expect these payments to continue in the medium term. Equalization measures the relative fiscal capacity of provinces. Equalization payments are expected to rise over the next few years, as a result of the pace of recovery from the recession by other provinces, and the province is forecasting the receipt of Cumulative Best-of Guarantee payments during this period, as well. The overall growth of the Equalization program is restrained to the three-year average growth rate of the Canadian economy. The Equalization program is scheduled for renewal in 2014—2015.
The province’s Offshore Accord payments are on the decline as lower offshore natural resource revenues will be included in the Equalization formula. The first eight-year phase of the 2005 Offshore Accord will end in 2011—2012, but it is expected that the province will qualify for the second phase of the accord, which runs an additional eight years until March 31, 2020. The $830 million payment received in 2005 has been fully earned as of 2011—2012, and future Offshore Accord payments will be made on a cash basis rather than a notional basis.
The national pool of cash available for the Canada Health Transfer (CHT) is legislated to grow by 6 per cent per year until March 31, 2014. The calculation of the province’s payment is based upon a combination of tax points and share of national population, and is expected to grow by an average of 4 per cent per year until the program is renewed. Growth beyond April 1, 2014, may be more limited if the federal government does not maintain the current legislated escalator mechanism. In addition, the CHT is scheduled to become an equal per capita cash transfer, and Nova Scotia’s declining share of the national population places downward pressure on the growth rate of this revenue source.
Similar to the CHT, the national pool of cash available for the Canada Social Transfer (CST) is also legislated to increase on an annual basis until March 31, 2014, at a rate of 3 per cent per year. The CST is based upon a province’s share of the national population. Although Nova Scotia’s share of national population is declining, the province will still see annual growth in CST payments until the program is renewed.

Over the past few years, the province has benefitted from the establishment of federal trusts to assist with specific purposes (e.g., infrastructure, patient wait times guarantee, community development, etc.). These trusts have reached the end of their term.
Medium-Term Spending Outlook
Government plans to hold the line on spending growth in the medium term. Planned spending in 2013—2014 is at the same level, $9.3 billion, as 2011—2012 spending.
In recent years, government introduced new programs and services that have grown steadily, while the revenues that originally supported the programs are flat. The challenge for government is to match the expenditure growth to available revenues. This means that any new or increased spending must be financed by reductions in spending elsewhere.
Total spending grew at over 5 per cent per year from 2000—2001 to 2010—2011, and departmental spending grew at over 6 per cent during that period. This high rate of growth was financed by a strong economy, both provincially and nationally, and by increasing revenues from offshore natural gas, the latter having since diminished. In 2011—2012, both total spending and departmental spending will be held flat. Although the raw numbers show an increase of $323.1 million (4 per cent) in departmental spending, this growth is entirely due to reinstatement of university funding of $327.2 million, which was not included in 2010—2011 expenses because university grants for that year had been paid in 2009—2010.
Department of Health and Wellness expenses have historically experienced high rates of growth. Over the five years from 2006—2007 to 2010—2011, Health and Wellness expenses increased at an average of 6 per cent per year. The overall increase was driven by increased utilization of health services, significantly higher wage and salary costs for medical professionals, higher costs of pharmaceuticals, and expanded long-term care services. Health capital grants were also increased as part of the stimulus program. For 2011—2012, growth in Health and Wellness costs has been contained to 1.2 per cent. This has been accomplished through significant reductions in targeted areas, such as physician costs and drug pricing; maintaining the budgets of District Health Authorities at virtually the same level as the previous year; and other reductions throughout the Department.
Government also has a plan to improve access to health care professionals and change the way emergency health care is delivered. The plan, Better Care Sooner, is currently being implemented across the province.
In the public school system, costs continued to rise even though the student population has declined quite dramatically over the past 10 years. The student population is projected to decline by 7.1 per cent from 2009—2010 to 2013—2014. Spending for public schools in the medium term is expected to decline as the student population decreases and the demographic profile of teachers and others employed in the system leads to attrition. Consequently, for 2011—2012, funding of regional school boards has been decreased by $17.6 million. The boards will also absorb cost increases, including wages.
Government grants to universities will be reduced this year by 4 per cent or $13.9 million, and negotiations will begin on a new memorandum with universities. Students will benefit from increased student assistance, the capping of tuition rates at or below the national average, as well as a continuation of the Graduate Retention Rebate.
The cost of providing Community Services—such as income assistance and housing—has also increased, from $818 million five years ago to $985.1 million in 2011—2012. The average annual growth rate between 2006—2007 and 2010—2011 was 4 per cent. In 2011—2012, Community Services costs are estimated to grow 1.4 per cent over the previous year.
Other department budgets have increased in recent years—with the help of federal recovery revenue—when the province took on responsibilities for federal-provincial labour market activities and the province added police officers and other law enforcement positions. The costs of policing are rising again in 2011—2012, and the government’s jobsHere strategy and improvements in Student Assistance will lead to increased costs in the medium term.

Federal stimulus monies have impacted budgets significantly over the past two years. With the extension of the deadline for some federal programs to October 2011, there is still some spending relating to stimulus in 2011—2012 in certain departments, but the wind-down has resulted in expense decreases in other departments. For example, Service Nova Scotia and Municipal Relations shows a year-over-year expense decrease of $37.5 million, which is almost entirely related to wind-down of the stimulus from the federal Building Canada Fund and the Municipal Rural Infrastructure Fund, and is partially offset by reduced recoveries from the federal government.
Expenditure Management
A government-wide spending reduction effort has resulted in departments eliminating a combined $170.0 million in spending for the upcoming year, adding to the $54.3 million saved last year.
About 40 per cent of the spending reductions in this budget are from savings in administrative costs.
Government’s spending-restraint effort has resulted in two successive years in which departmental spending has been lower than estimate.
While the fiscal plan called for $198.0 million in cost reductions in Year 2, prudence dictated a smaller reduction this year, in order to support increases in government services such as home care, and pharmacare medications. As expected, expenses grow in 2011—2012 as university funding returns to an annual payment schedule.
Departmental spending reductions
Departmental spending is being reduced to a level that is sustainable.
Across government, negotiated settlements with labour unions have held wage increases to 1 per cent annually. These wage increases, along with other inflationary costs, will be absorbed by departmental budgets. Government has committed to reducing the civil service through attrition by 1,000 full-time-equivalent positions by 2013—2014. Other government-wide initiatives to reduce costs include:
• spending less on cell phones and travel
• expanding the ban on March madness spending, and other expenditure controls, to all government agencies and boards
• implementation of projects under a change and innovation fund to encourage efficiencies (So far $13 million in investments have yielded more than $9 million in annual savings.)
• a continuing review by departments and their programs, using the criteria of effectiveness and affordability
Government has relied on the Expenditure Management Initiative (EMI) to identify potential areas for cost reduction and/or containment. EMI also supports departments and agencies by assisting them with analysis, planning, and project management support.
Medium-Term Debt Servicing Costs
As compared to Budget 2010—2011, net debt by 2013—2014 will be lower by almost $700 million; gross debt servicing costs for 2010—2011, and 2011—2012 are significantly lower than expected, and the debt-to-GDP ratio for 2011—2012 has improved, now expected to be at 36.6 per cent.
Medium-Term Economic Outlook
The medium-term economic outlook is more positive than the medium-term projections in the 2010—2011 Budget. At that time, the Nova Scotia Budget assumed imminent population decline, financial market uncertainty, and quicker tightening of monetary policy.

Nova Scotia’s economic growth for 2009 was not as negative as some forecasters had expected. Growth in 2010 appears to be stronger, based on robust investment, labour income growth, and the reversal of the flow of out-migration.
The medium-term economic outlook has brightened somewhat. Financial markets appear to have stabilized. Emerging economies are leading global growth, while the prospects for recovery in North American are solid.
NOVA SCOTIA: ECONOMIC GROWTH MEDIUM TERM
Chart data

Year	Real GDP	Nominal GDP
2003	1.4%	6.5%
2004	0.9%	3.5%
2005	1.1%	4.5%
2006	0.6%	1.4%
2007	1.6%	4.4%
2008	1.3%	3.1%
2009	-0.1%	0.7%
2010F	2.1%	4.9%
2011F	1.9%	4.5%
2012F	1.9%	4.0%
2013F	2.0%	4.4%
2014F	1.9%	4.1%
2015F	1.4%	3.5%
F: forecast
Source: Nova Scotia Department of Finance
Stronger results than expected for 2010 combine with a more stable population outlook to partially offset the impacts of fiscal restraint and a higher Canadian dollar in the medium term.
Over the medium term, Nova Scotia’s real GDP growth is expected to be more consistent with longer-term trends, growing by 1.8 per cent on average from 2010—2015. This is about the same pace at which the economy grew from 1990—2009, although nominal growth of 4.1 per cent is slightly faster than the long-run trend of 3.8 per cent.
The province’s medium-term economic outlook forms the basis for revenue projections. This is an assumption that helps inform the medium-term fiscal plan; but as a five-year economic projection, it is subject to considerable forecast error beyond the short term.
Any longer term forecast is susceptible to a number of positive and negative risks. These include: currency volatility, commodity price fluctuations, monetary policy decisions, unforeseen major project investments, and productivity improvements. If some of these conditions differ from the current assumptions, the government’s fiscal planning may be affected.

FINANCIAL STATISTICS
REVENUES BY SOURCE
($ thousands)

	ACTUAL	ACTUAL	ACTUAL	FORECAST	ESTIMATE
	2007-2008	2008-2009	2009-2010	2010-2011	2011-2012
	(Restated)
General Revenue Fund Revenues
Provincial Sources
Corporate Income Tax	389,473	352,476	308,832	399,047	393,743
Harmonized Sales Tax	1,074,875	1,174,966	1,187,177	1,483,464	1,621,243
Individual Income Tax	1,778,395	1,818,415	1,827,643	1,944,635	1,981,275
Interest Revenues	87,900	84,780	81,898	92,029	96,617
Motive Fuel Tax	249,189	243,379	248,128	254,687	253,653
Offshore licenses forfeitures	107,059	2,063	14,789	433	—
Registry of Motor Vehicles	99,107	112,594	111,763	112,355	110,897
Royalties — Petroleum	399,679	451,795	125,634	170,274	110,352
Tobacco Tax	145,573	147,654	199,149	213,783	213,112
Other Provincial Sources	303,994	290,596	294,998	309,940	285,186
TCA Cost Shared Revenue	4,461	2,999	12,027	10,431	3,150
Prior Years’ Adjustments — Provincial Sources	85,779	53,904	40,338	196,102	—
Fees and other Charges	56,410	61,980	66,342	66,625	64,896
Ordinary recoveries — Provincial Sources	261,443	274,032	304,752	300,517	278,187
Sinking Fund Earnings	112,834	116,384	92,188	93,562	104,803

Total — Provincial Sources	5,156,171	5,188,017	4,915,658	5,647,884	5,517,114

Federal Sources
Canada Health Transfer	638,954	668,683	700,137	728,602	758,947
Canada Social Transfer	280,413	297,114	301,978	309,233	315,047
C48 Infrastructure Trust Funds	43,090	29,913	9,416	—	—
C52 Trust Funds	2,669	5,992	39,619	3,273	700
Crown Share	234,400	95,114	79,386	29,717	21,666
Equalization Payments	1,464,528	1,464,935	1,464,935	1,360,722	1,342,552
Knowledge Infrastructure Program	—	—	10,331	32,970	4,641
Offshore Oil and Gas Payments	68,238	105,884	180,072	227,225	167,755
Other Federal Sources	40,134	50,411	39,202	67,874	23,250
TCA Cost Shared Revenue	31,206	36,366	108,772	95,552	67,763
Prior Years’ Adjustments — Federal sources	12,277	7,630	(5,831)	(1,710)	—
Ordinary Recoveries — Federal	207,142	184,723	312,224	297,164	304,564

Total Federal Revenues:	3,023,051	2,946,765	3,240,241	3,150,622	3,006,885

Total — Revenues	8,179,222	8,134,782	8,155,899	8,798,506	8,523,999

Net Income from Government Business Enterprises
Nova Scotia Gaming Corporation	134,198	133,394	127,160	127,000	112,900
Nova Scotia Liquor Commission	198,671	212,613	219,363	221,456	228,066
Other Government Business Enterprises	11,289	13,573	12,208	8,981	13,613

	344,158	359,580	358,731	357,437	354,579

Total Revenues	8,523,380	8,494,362	8,514,630	9,155,943	8,878,578

REVENUES BY SOURCE
(as a percentage of Total Revenues)

	ACTUAL	ACTUAL	ACTUAL	FORECAST	ESTIMATE
	2007-2008	2008-2009	2009-2010	2010-2011	2011-2012
	(Restated)
General Revenue Fund Revenues
Provincial Sources
Corporate Income Tax	4.6%	4.1%	3.6%	4.4%	4.4%
Harmonized Sales Tax	12.6%	13.8%	13.9%	16.2%	18.3%
Individual Income Tax	20.9%	21.4%	21.5%	21.2%	22.3%
Interest Revenues	1.0%	1.0%	1.0%	1.0%	1.1%
Motive Fuel Tax	2.9%	2.9%	2.9%	2.8%	2.9%
Offshore licenses forfeitures	1.3%	0.0%	0.2%	0.0%	—
Registry of Motor Vehicles	1.2%	1.3%	1.3%	1.2%	1.2%
Royalties — Petroleum	4.7%	5.3%	1.5%	1.9%	1.2%
Tobacco Tax	1.7%	1.7%	2.3%	2.3%	2.4%
Other Provincial Sources	3.6%	3.4%	3.5%	3.4%	3.2%
TCA Cost Shared Revenue	0.1%	0.0%	0.1%	0.1%	0.0%
Prior Years’ Adjustments — Provincial Sources	1.0%	0.6%	0.5%	2.1%	—
Fees and other Charges	0.7%	0.7%	0.8%	0.7%	0.7%
Ordinary recoveries — Provincial Sources	3.1%	3.2%	3.6%	3.3%	3.1%
Sinking Fund Earnings	1.3%	1.4%	1.1%	1.0%	1.2%

Total — Provincial Sources	60.5%	61.1%	57.7%	61.7%	62.1%

Federal Sources
Canada Health Transfer	7.5%	7.9%	8.2%	8.0%	8.5%
Canada Social Transfer	3.3%	3.5%	3.5%	3.4%	3.5%
C48 Infrastructure Trust Funds	0.5%	0.4%	0.1%	—	—
C52 Trust Funds	0.0%	0.1%	0.5%	0.0%	0.0%
Crown Share	2.8%	1.1%	0.9%	0.3%	0.2%
Equalization Payments	17.2%	17.2%	17.2%	14.9%	15.1%
Knowledge Infrastructure Program	—	—	0.1%	0.4%	0.1%
Offshore Oil and Gas Payments	0.8%	1.2%	2.1%	2.5%	1.9%
Other Federal Sources	0.5%	0.6%	0.5%	0.7%	0.3%
TCA Cost Shared Revenue	0.4%	0.4%	1.3%	1.0%	0.8%
Prior Years’ Adjustments — Federal sources	0.1%	0.1%	(0.1%)	0.0%	—
Ordinary Revenues — Federal	2.4%	2.2%	3.7%	3.2%	3.4%

Total Federal Revenues:	35.5%	34.7%	38.1%	34.4%	33.9%

Total — Revenues	96.0%	95.8%	95.8%	96.1%	96.0%

Net Income from Government Business Enterprises
Nova Scotia Gaming Corporation	1.6%	1.6%	1.5%	1.4%	1.3%
Nova Scotia Liquor Commission	2.3%	2.5%	2.6%	2.4%	2.6%
Other Government Business Enterprises	0.1%	0.2%	0.1%	0.1%	0.2%

	4.0%	4.2%	4.2%	3.9%	4.0%

Total Revenues	100.0%	100.0%	100.0%	100.0%	100.0%

REVENUES BY SOURCE
2010-2011 FORECAST
Chart data

Net Income from GBE’s	3.9%
Harmonized Sales Tax	16.2%
Motive Fuel Taxes	2.8%
Income Taxes	25.6%
Canada Social Transfer	3.4%
Canada Health Transfer	8.0%
Equalization Payments	14.9%
Other	25.2%
2011-2012 ESTIMATE
Chart data

Net Income from GBE’s	4.0%
Harmonized Sales Tax	18.3%
Motive Fuel Taxes	2.9%
Income Taxes	26.7%
Canada Social Transfer	3.5%
Canada Health Transfer	8.5%
Equalization Payments	15.1%
Other	21.0%

EXPENSES BY DEPARTMENT
($ thousands)

	ACTUAL	ACTUAL	ACTUAL	FORECAST	ESTIMATE
	2007-2008	2008-2009	2009-2010	2010-2011	2011-2012
	(Restated)	(Restated)
Agriculture	76,071	65,984	70,978	64,533	61,115
Communities, Culture & Heritage	—	—	—	—	55,100
Community Services	870,324	890,631	944,934	956,668	985,084
Economic and Rural Development	99,713	91,012	73,356	84,368	—
Economic and Rural Development & Tourism	—	—	—	—	125,610
Education	1,230,048	1,261,885	1,279,285	1,316,251	1,135,237
Energy	44,282	35,881	24,677	30,361	30,462
Environment	—	27,907	42,581	48,195	27,582
Environment and Labour	71,968	—	—	—	—
Finance	28,016	27,085	27,123	31,860	36,007
Fisheries and Aquaculture	6,934	7,311	8,654	13,225	8,462
Health and Wellness	3,013,902	3,165,806	3,369,241	3,597,726	3,768,259
Health Promotion and Protection	68,192	87,666	85,042	104,538	—
Justice	235,029	262,071	277,805	282,029	302,036
Labour and Advanced Education	—	67,410	146,328	170,974	345,211
Assistance to Universities	422,589	485,468	450,359	57,010	384,792
Natural Resources	87,489	86,829	92,373	92,258	92,845
Public Service	132,770	157,602	184,026	176,917	178,938
Seniors	—	1,693	1,903	1,902	1,881
Service NS & Municipal Relations	237,046	244,388	278,665	294,013	274,761
Tourism, Culture and Heritage	57,400	61,356	62,930	61,000	—
Transportation Infrastructure Renewal	366,289	381,343	378,286	403,200	420,362
Restructuring Costs	56,727	154,861	159,594	101,423	111,019
Loss on Disposal of assets	(4,169)	(1,076)	(14,943)	—	—

Total Program Expenses	7,100,620	7,563,113	7,943,197	7,888,451	8,344,763

Tax Credits and Rebates	—	—	—	49,100	74,943
Pension Valuation Adjustment	107,504	85,066	86,410	(22,913)	31,761
Debt Servicing Costs	924,889	866,641	853,216	879,189	885,485

Total Expenses	8,133,013	8,514,820	8,882,823	8,793,827	9,336,952

EXPENSES BY DEPARTMENT
(as a percentage of Total Expenses)

	ACTUAL	ACTUAL	ACTUAL	FORECAST	ESTIMATE
	2007-2008	2008-2009	2009-2010	2010-2011	2011-2012
	(Restated)	(Restated)
Agriculture	0.9%	0.8%	0.8%	0.7%	0.7%
Communities, Culture & Heritage	—	—	—	—	0.6%
Community Services	10.7%	10.5%	10.6%	10.9%	10.6%
Economic and Rural Development	1.2%	1.1%	0.8%	1.0%	—
Economic and Rural Development & Tourism	—	—	—	—	1.3%
Education	15.1%	14.8%	14.4%	15.0%	12.2%
Energy	0.5%	0.4%	0.3%	0.3%	0.3%
Environment	—	0.3%	0.5%	0.5%	0.3%
Environment and Labour	0.9%	—	—	—	—
Finance	0.3%	0.3%	0.3%	0.4%	0.4%
Fisheries and Aquaculture	0.1%	0.1%	0.1%	0.2%	0.1%
Health and Wellness	37.1%	37.2%	37.9%	40.9%	40.4%
Health Promotion and Protection	0.8%	1.0%	1.0%	1.2%	—
Justice	2.9%	3.1%	3.1%	3.2%	3.2%
Labour and Advanced Education	—	0.8%	1.6%	1.9%	3.7%
Assistance to Universities	5.2%	5.7%	5.1%	0.6%	4.1%
Natural Resources	1.1%	1.0%	1.0%	1.0%	1.0%
Public Service	1.6%	1.9%	2.1%	2.0%	1.9%
Seniors	—	0.0%	0.0%	0.0%	0.0%
Service NS & Municipal Relations	2.9%	2.9%	3.1%	3.3%	2.9%
Tourism , Culture and Heritage	0.7%	0.7%	0.7%	0.7%	—
Transportation Infrastructure Renewal	4.5%	4.5%	4.3%	4.6%	4.5%
Restructuring Costs	0.7%	1.8%	1.8%	1.2%	1.2%
Loss on Disposal of assets	(0.1%)	0.0%	(0.2%)	—	—

Total Program Expenses	87.3%	88.8%	89.4%	89.7%	89.4%

Tax Credits and Rebates	—	—	—	0.6%	0.8%
Pension Valuation Adjustment	1.3%	1.0%	1.0%	(0.3%)	0.3%
Debt Servicing Costs	11.4%	10.2%	9.6%	10.0%	9.5%

Total Expenses	100.0%	100.0%	100.0%	100.0%	100.0%

TOTAL EXPENSES BY DEPARTMENT
2010-2011 FORECAST
Chart data

Community Services	10.9%
Transportation and Infrastructure Renewal	4.6%
Education	15.0%
Labour and Advanced Education & Universities	2.5%
Resources and Economic Development	2.0%
Health & Wellness (including Health Promotion and Protection)	42.1%
Other	22.9%
2011-2012 ESTIMATE
Chart data

Community Services	10.6%
Transportation and Infrastructure Renewal	4.5%
Education	12.2%
Labour and Advanced Education & Universities	7.8%
Resources and Economic Development	2.3%
Health & Wellness (including Health Promotion and Protection)	40.4%
Other	22.2%

BUDGET ASSUMPTIONS
Revenue Outlook
In 2011—2012, Nova Scotia’s total General Revenue Fund revenue, including net income from Government Business Enterprises, is estimated to be $8,878.6 million, an increase of $139.0 million or 1.6 per cent compared to the 2010—2011 budget estimate.
Provincial own-source revenues are expected to increase by $326.0 million or 6.3 per cent from the 2010—2011 budget estimate to $5,517.1 million in 2011—2012.
Federal source revenues will decrease by $193.0 million or 6.0 per cent from the 2010—2011 budget estimate to $3,006.9 million in 2011—2012.
Provincial Own-Source Revenues
Personal Income Tax (PIT)
Nova Scotia’s 2011—2012 estimate for personal income tax is $1,981.3 million, up $84.4 million or 4.4 per cent from the 2010—2011 budget estimate.
National personal taxable income is projected to grow by 3.2 per cent in 2011 and by 4.4 per cent in 2012. The increase is being driven by stronger national growth in salaries and wages as a result of labour market conditions improving as the economy rebounds from the recession. Nova Scotia’s personal taxable income is projected to grow by 2.46 per cent in 2011 and by 3.66 per cent in 2012.
The 2010—2011 Budget implemented the removal of the surtax on provincial personal income taxes payable of more than $10,000 and introduced the fifth personal income tax bracket. The net impact of these changes adds $27.5 million to the 2011—2012 revenues. Additional reductions to personal income tax revenues in 2011—2012 will come in the form of increased costs of personal income tax credits (e.g., Basic Personal Amount, non-refundable credits, and growth in the cost of the Graduate Retention Rebate), and the refund of provincial income tax for Guaranteed Income Supplement (GIS) recipients.
Nova Scotia’s share of national personal taxable income is projected to be 2.46 per cent in 2011 and 2.44 per cent in 2012. The 2011—2012 estimate is based upon Finance Canada’s December 2010 forecast for national personal taxable income and the 2009 tax year Final Payment Books received from the federal government in April 2011.
Corporate Income Tax (CIT)
Nova Scotia’s 2011—2012 estimate for corporate income tax is $393.7 million, up $50.1 million or 14.6 per cent from the 2010—2011 budget estimate.
The increase largely reflects a return to pre-recession levels of growth, albeit at a slower pace than is occurring on a national basis. Large losses experienced by corporations as a result of the economic downturn are no longer a major factor influencing corporate taxable income.
National corporate taxable income is projected to grow by 15.6 per cent in 2011 and by 8.1 per cent in 2012, compared with provincial growth rates of 6.3 per cent in 2011 and 3.0 per cent in 2012.
Nova Scotia’s share of national corporate taxable income is projected to be 1.74 per cent in 2011 and 1.71 per cent in 2012, reflecting a return to the historical trend.
The cost of the film industry and digital media tax credits is expected to increase over 2010—2011 levels.
Harmonized Sales Tax (HST)
Net HST is estimated to total $1,621.2 million in 2011—2012, up $208.1 million or 14.7 per cent from the 2010—2011 budget estimate, primarily as a result of the full-year impact of the rate increase from 13 per cent to 15 per cent on July 1, 2010, and strong base growth in consumer expenditures and residential housing investment.
HST rebates for public-sector bodies, first-time homebuyers, printed books, volunteer fire departments, persons with disabilities, and Your Energy Rebate are also projected to increase as a result of the full-year impact of the rate change.
New point-of-sale (POS) rebates on children’s clothing, children’s footwear, children’s diapers, and feminine hygiene products, implemented on July 1, 2010, will cost approximately $12 million in 2011—2012.
Growth in consumer expenditures is projected at 4.3 per cent in 2011 and 4.2 per cent in 2012, representing a slight decline from the strong growth experienced in 2010.
Tobacco Tax
Tobacco tax revenues are projected to total $213.1 million in 2011—2012, an increase of $19.3 million or 9.9 per cent over the 2010—2011 budget estimate.
The $0.05/unit increase in the tobacco tax rate, effective June 23, 2009, continues to contribute to higher revenues as the consumption of legal tobacco products remains above levels forecast in the 2010—2011 budget estimate. Cigarette consumption accounts for over 90 per cent of tobacco tax revenues.
Motive Fuel Taxes
Motive fuel taxes are projected to total $253.7 million in 2011—2012, an increase of $5.1 million or 2.0 per cent from the 2010—2011 budget estimate.
Diesel oil consumption is forecasted to be higher in 2011—2012, partially offset by marginally lower consumption of gasoline and lower expected revenues from propane, aviation fuel, and fuel for commercial vessels.
The average price of gasoline is projected to be $1.24 per litre in 2011—2012, while the average price of diesel oil is projected to be $1.21 per litre. A stronger Canadian dollar relative to the U.S. dollar offsets some of the impact of higher world oil prices.
Petroleum Royalties
Offshore petroleum royalties are estimated to be $110.4 million in 2011—2012, a decrease of $63.3 million or 36.4 per cent from the 2010—2011 budget estimate.
World market prices for natural gas remain at historically low levels and production volume is projected to decline in both 2011 and 2012. The accrual of abandonment costs estimated by Sable Offshore Energy Project interest holders is a major factor contributing to the decline in revenues.
Production of Deep Panuke is not expected until the fourth quarter of 2011. No estimate of petroleum royalties from Deep Panuke has been included in the 2011—2012 budget estimate.
Other Provincial Sources
Other Provincial Sources are estimated to be $495.8 million, an increase of $19.4 million or 4.1 per cent from the 2010—2011 budget estimate.
This revenue source includes such items as corporate capital taxes, tax on insurance premiums, seniors’ Pharmacare premiums, the Casino Win Tax, Registry of Motor Vehicles revenue, and interest revenue.
The increase is primarily the result of higher revenues from corporate capital taxes, tax on insurance premiums, the Casino Win Tax, Registry of Motor Vehicles revenue, and interest revenue. These increases are offset by the scheduled reduction in the Large Corporations Tax on capital of non-financial institutions.

Federal Transfers
Equalization
Equalization revenues are estimated to be $1,342.6 million in 2011—2012, a decline of $18.2 million or 1.3 per cent from the 2010—2011 budget estimate.
The Equalization estimate reflects the province’s adoption of the Expert Panel formula for equalization payments. The federal government is providing transitional protection to ensure that no province receives less in total major federal transfers—Equalization, Canada Health Transfer (CHT), Canada Social Transfer (CST)—than they received in 2010—2011. Payments made under the transitional protection are deemed to be fiscal equalization payments.
In the absence of any transitional protection, Nova Scotia would have received $1,167.0 million in Equalization. A transitional payment of $157.6 million is being made in 2011—2012, representing the difference between the year-over-year decline in Equalization entitlement and the increases in CHT and CST.
As part of a clarification reached with the Government of Canada on October 10, 2007, Nova Scotia receives an additional payment from the federal government if the cumulative value of the equalization formula in effect at the time the Offshore Accord was signed (the Interim approach) exceeds the cumulative value of the Expert Panel approach.
At the end of 2010—2011 the cumulative value of the Expert Panel approach exceeds the cumulative value of the Interim approach for the years 2008—2009 to 2010—2011. In 2011—2012, the cumulative value of the Interim approach is estimated to exceed the cumulative value of the Expert Panel approach by $18.0 million. The arrangement is in effect until 2019—2020 to coincide with the term of the Offshore Accord.
Offshore Oil and Gas Payments
Offshore Offset payments are estimated to be $167.8 million in 2011—2012, a decrease of $59.5 million or 26.2 per cent over the 2010—2011 budget estimate. The decrease reflects the declining offshore royalties included in the equalization formula. These payments are recorded on a notional basis until the payments reach the $830 million advance payment made to the province in 2005. In 2011—2012, a $134.1 million notional payment will be made, while a cash payment of $33.7 million will also be received.
The Canada Health Transfer (CHT)
In 2011—2012, the total provincial entitlement for CHT consists of the provincial allocation of a fixed national entitlement. The 2011—2012 national CHT amount that is available in cash and tax points is estimated to be $40.5 billion. The fixed national pool of cash to be distributed to provinces is $27 billion. Under an agreement reached in September 2004, the cash portion of CHT is legislated to grow by 6.0 per cent each year until the end of the 2013—2014 fiscal year.
The CHT cash entitlement for Nova Scotia is estimated to be $758.9 million in 2011—2012, an increase of $34.4 million or 4.7 per cent higher than the 2010—2011 budget estimate. The estimate of the province’s cash entitlement reflects the federal government’s calculation on the levels of population, and personal and corporate income tax provided in December 2010.
The Canada Social Transfer (CST)
Nova Scotia’s 2011—2012 cash entitlement for CST is estimated to be $315.0 million, an increase of $7.5 million or 2.4 per cent higher than the 2010—2011 budget estimate.
The provincial entitlement is based on an equal per capita cash provincial allocation of a fixed national entitlement, which stands at $11.5 billion for 2011—2012. Effective with the 2007 federal budget, the CST no longer contains a tax point transfer component. The national pool of cash is legislated to grow by 3.0 per cent each year to the end of the 2013—2014 fiscal year.
Crown Share Adjustment Payment
The Crown Share Adjustment Payment is estimated to be $21.7 million in 2011—2012, a decrease of $11.8 million or 35.3 per cent from the 2010—2011 budget estimate. The decrease reflects declining offshore natural resource royalty revenues.
Other Federal Sources
Other Federal Sources are estimated to be $96.4 million in 2011—2012, a decrease of $127.1 million or 56.9 per cent from the 2010—2011 budget estimate.
There is a decrease of $48.3 million in Tangible Capital Asset (TCA) cost-shared revenue from the federal government compared to the 2010—2011 budget estimate, largely as a result of a $51.6 million reduction in Department of Transportation and Infrastructure Renewal projects, offset by increased funding for health projects.
The province will draw down $5.3 million, which is $52.4 million—or 90.8 per cent—less from trust fund revenues that were made available by the federal government, as the funds set up by the federal government reach the end of their expected life.
Other Federal Sources also include the federal Wait Times Reduction transfer. This transfer is an equal per capita allocation based upon the province’s share of the national population. Nova Scotia’s share of the $250.0 million national entitlement in 2011—2012 is $6.8 million, compared to funding of $6.9 million in the 2010—2011 budget estimate.
Other
Recoveries
Recoveries are projected to total $582.8 million in 2011—2012, a decrease of $33.5 million or 5.4 per cent lower than the 2010—2011 budget estimate.
Fees and Other Charges
Fees and Other Charges are projected to total $64.9 million in 2011—2012, an increase of $2.4 million or 3.8 per cent higher than the 2010—2011 budget estimate.
Sinking Fund Earnings
Sinking Fund Earnings are projected to total $104.8 million in 2011—2012, an increase of $15.7 million or 17.6 per cent from the 2010—2011 budget estimate.
Key Tax Measures—Personal Income Taxes
Removal of Provincial Income Taxes for GIS Recipients
Effective for the 2010 taxation year, residents of Nova Scotia who are in receipt of the Guaranteed Income Supplement (GIS) receive a refund of provincial income taxes paid. The GIS is an income transfer paid by the federal government to low-income seniors who meet certain eligibility criteria. This measure will save seniors $9.2 million in taxes in 2011—2012.
Fifth Tax Bracket and Elimination of the Personal Income Tax Surtax

Effective January 1, 2010, government implemented a fifth personal income tax bracket of 21 per cent applicable to taxable income exceeding $150,000. To offset the impact of this measure, government removed the 10 per cent surtax applied to Nova Scotia residents with provincial personal income taxes payable of more than $10,000. The fifth personal income tax bracket will add $54.5 million in revenues in 2011—2012 and impact approximately 6,000 tax filers. The removal of the surtax will save 25,000 tax filers a total of $27.0 million in 2011—2012.
Basic Personal Amount and Other Non-refundable Credits
From 2007 to 2010, the province increased the basic personal amount exempted from personal income taxes by $250 per year. This represented an increase of $1,000 or 13.83 per cent. The province’s other non-refundable credits also grew by 13.83 per cent over this period.
The province will increase the basic personal amount by $250—from $8,231 to $8,481—for the 2011 taxation year. The non-refundable personal income tax credits will also increase in the same proportion for the 2011 taxation year.
Equity Tax Credit and Labour-Sponsored Venture Capital Tax Credit
Effective January 1, 2010, the Equity Tax Credit was increased from a rate of 30 per cent to 35 per cent. The maximum annual credit also increased from $15,000 to $17,500 to reflect the rate increase.
The Equity Tax Credit and the Labour-Sponsored Venture Capital Tax Credit were scheduled to expire on December 31, 2009. These credits were extended by two years to December 31, 2011.
Key Tax Measures—Business Taxes
Small Business Corporate Income Tax
On January 1, 2011, the province reduced the rate of corporate income tax for small businesses from 5.0 per cent to 4.5 per cent. Effective January 1, 2012, the rate will be further reduced to 4.0 per cent. The combined impact of the rate decreases will save small businesses an additional $6.5 million in 2011—2012, and $11.0 million per year upon full implementation. Small businesses currently save more than $110 million per year in taxes relative to the general corporate tax rate of 16.0 per cent.
Small businesses are eligible for the reduced rate on the first $400,000 of taxable income if they are a Canadian Controlled Private Corporation with taxable capital of $10 million or less.
Large Corporations Tax
As announced in the 2006—2007 budget, the province’s Large Corporations Tax (LCT) on capital of non-financial institutions will decline from 0.10 per cent to 0.05 per cent on July 1, 2011. On July 1, 2012, this tax will be eliminated.
Key Tax Measures—Consumption Taxes
Affordable Living Tax Credit
The province will continue to offer an HST credit to households earning less than $34,800 per year. For the average low-income household, the credit will more than offset the impact of the HST rate increase that took place July 1, 2010. In addition, the province will index payments at a rate of 2.2 per cent, effective July 1, 2011.
The credit will be paid quarterly in July, October, January, and April of each year. Effective July 1, 2011, the maximum rebate is $245.28 per household plus $58.25 per dependant child for households earning less than $30,000 per year. Above $30,000, the credit will be reduced by $0.05 per $1.00 of income and will be completely phased out at a household income of $34,800. Similar to the federal government’s Goods and Services Tax credit, individuals will need to file an income tax return to be eligible to receive the HST credit.
Point-of-sale (POS) Rebates of HST
Effective July 1, 2010, the government will provide point-of sale rebates of the provincial portion of the HST on the following products:
•	children’s clothing

•	children’s footwear

•	children’s diapers

•	feminine hygiene products
These rebates are in addition to rebates currently in effect for books and residential energy (Your Energy Rebate Program).

Sensitivity
Revenue estimates, which are in the form of a forecast, are based on a number of economic, financial, tax assessment, and statistical values and assumptions. All of these reflect the province’s planned course of action for the forecast period and judgment as to the most probable set of economic conditions.
As these variables change throughout the year and as more information becomes available, they may have an impact, either negatively or positively, on the revenue forecasts, and these impacts could be material. The province intends to update the forecast periodically throughout the forecast period. It is also important to note that the above referenced variables can move quite independently of each other and may have offsetting effects.
The following table lists the specific key economic assumptions and key variables that directly affect the calculation of provincial revenue estimate and forecast figures as included in this Revenue Outlook section and reflects assumptions developed by the province as at March 24, 2011.

Revenue Source	Key Variables
Personal Income Taxes	• national level of personal taxable income as provided by Finance Canada

• Nova Scotia share of national levels of taxable income

• provincial taxable income yield

• tax credits uptake

Corporate Income Taxes	• national level of corporate taxable income level as provided by Finance Canada

• Nova Scotia share of national taxable income

• tax credit uptake

• national and provincial corporate profit levels

HST	• personal consumer expenditure levels provincial gross domestic product spending by exempt industries

• rebate levels

• housing investment

Tobacco, Gasoline and Diesel Taxes	• personal consumer expenditure levels tobacco and fuel consumption patterns

• tobacco and fuel prices

• labour income

Petroleum Royalties	• foreign exchange rates

• production levels

• capital and operating costs of interest holders

• world price of natural gas, subject to current market conditions

Equalization	• one-estimate, one-payment approach

CHT / CST	• annual increases in the national base amount

• changes in personal and corporate income taxes

• changes in population

• changes in tax point values

Additional Information
In addition to the key economic and fiscal assumptions contained in the 2011—2012 revenue estimates, the following information should also be taken into account when interpreting the revenue estimates.
The revenue estimates for 2011—2012 are considered to have been prepared on a basis consistent with accounting policies currently used by the province to record and/or recognize revenue for purposes of its General Revenue Fund. As a result, revenues for certain government service organizations that are consolidated for financial statement purposes are not included in the province’s revenue estimates.
The Department of Finance and other departments or agencies of the province have prepared their specific revenue estimates for 2011—2012 using a combination of current internal and external models and other information available. Every effort has been made to ensure the integrity of the results of the models and other information. As actual or more current information becomes available, adjustments may be necessary to the projection of revenues.
The revenue forecasted to be received through federal transfer payment programs pursuant to the Federal-Provincial Fiscal Arrangements Act incorporates official information released by the federal government as of March 22, 2011. In addition, CHT and CST revenue estimate are, in part, based on Canadian national and provincial population estimates supplied by Statistics Canada.
As with past population estimates, there is a forecast risk that the data will be revised by Statistics Canada. Prior years’ adjustments (PYAs) are normally made to federal transfers and to income tax revenues. All PYAs known to date have been included in the final revenues for 2010—2011.
Offshore Forfeiture Revenue
The risk of a deposit forfeiture is inherent in the offshore exploration industry. While a forfeiture is not unusual given the unpredictable nature of this industry, any revenue projection based on past trends would be inappropriate. The province’s accounting recognition policy is to record forfeiture revenue when a notice of forfeiture is given. As of today’s date, no notice has been provided for 2011—2012.
To be consistent with our revenue recognition policy and to reflect the uncertainty of this revenue, no offshore forfeiture revenue is included in the 2011—2012 estimates. If, subsequent to the budget, forfeiture notice is provided, the amount will be reflected in future quarterly forecast updates and the Public Accounts for 2011—2012.
Government Business Enterprises — Net Income
Nova Scotia Liquor Corporation Net Income
The Nova Scotia Liquor Corporation (NSLC) returns all of its net income to the Government of Nova Scotia as shareholder. The NSLC is budgeting net income of $228.1 million in 2011—2012. This is an increase of 2.1 per cent compared to the 2010—2011 estimate of $223.5 million. The net income is projected on sales of $599.1 million for 2011—2012 as compared to $581.3 million for 2010—2011. The increase in net income is primarily attributable to the following factors:
•	net sales increase of 3.1 per cent, attributable to a combination of price and volume increases

•	ongoing benefits from investment in enhancing the in-store shopping experience for retail customers

•	continued exploration of new ways—both technological and non-technological—to better understand and meet customer needs

•	continued strength in the retail sales channel, while efforts continue to reenergize and revitalize the wholesale sales channels

•	an increased emphasis on strengthening processes and controls in order to increase efficiency and effectiveness within the corporation
Following are challenges and constraints to the growth in net income:
•	Beer sales are a key source of revenue, and trends are indicating a slowdown in that category.

•	NSLC is analyzing demographic changes within the province that may impact the ability to grow sales at rates similar to those seen in recent years.
Nova Scotia Gaming Corporation Net Income
Nova Scotia Gaming Corporation’s (NSGC) net income is budgeted to be $112.9 million in 2011—2012, which is $3.5 million or 3.0 per cent lower than the 2010—2011 estimate. Budgeted revenue will decline, primarily due to the ticket lottery business line and continued decreases in the video lottery business line. Certain budgeted expenses are lower, corresponding with the decline in revenue and reduced expenditures in keeping with cost reduction efforts, but are impacted by increased depreciation expense due to replacement of ticket lottery retail terminals.
Net Income from Other Enterprises
Net income from other enterprises is estimated at $13.6 million for 2011—2012. This includes $9.8 million from the Halifax-Dartmouth Bridge Commission and $3.8 million from the Highway 104 Western Alignment Corporation.
The 2011—2012 Halifax-Dartmouth Bridge Commission estimate is $3.2 million higher than 2010-11, primarily as a result of increased toll revenue.
Highway 104 Western Alignment Corporation’s budget estimate for 2011—2012 is $1.7 million higher than 2010—2011, mostly as a result of increased traffic through the tolls, and interest earned on holdings.

Data for General Revenue Fund Debt Portfolio — Maturity Schedule (millions)

	GBP	USD	CAD
2011-12	56.3	795.0	728.4
2012-13			930.8
2013-14		299.9	674.0
2014-15			550.0
2015-16		977.5
2016-17		586.5	300.0
2017-18			65.0
2018-19		198.0	42.1
2019-20	114.4	855.4	973.9
2020-21			78.3
2021-22		312.0	896.3
2022-23		708.8	—
2023-24			90.6
2024-25			85.8
2025-26			—
2026-27			—
2027-28			550.0
2028-29			—
2029-30			—
2030-31			—
2031-32			300.0
2032-33			—
2033-34			600.0
2034-35			—
2035-36			441.8
2036-37			109.6
2037-38			831.5
2038-39			78.5
2039-40			85.2
2040-41			46.6
2041-42			950.0
For debenture debt outstanding as of March 31, 2011

Economic Assumptions
The medium-term economic outlook is presented to inform fiscal planning, but it is highly uncertain and susceptible to a number of positive and negative risks. These include currency volatility, commodity price fluctuations, monetary policy decisions, unforeseen major project investments, and productivity improvements. See also, Sensitivity above.
Financial and Commodity Market Assumptions

	2010	2011	2012
USD/ CAD exchange rate	1.03a	1.01	1.01
Natural Gas (USD/mmBTU, Henry Hub)	4.39a	4.35	4.80
Crude Oil (USD/bbl, WTI)	79a	93	94
Canadian Prime Lending Rate (%)	2.6a	3.6	5.2
5-Year Conventional Mortgage (%)	5.6a	5.5	6.8

a	—	actual
The Nova Scotia Budget’s Financial and Commodity Market forecast is based on public data and information available up to March 9, 2011.
US Economic Assumption

	2010	2011	2012
Real GDP, $2002 (% change)	2.8a	3.0	3.1
Private Sector — High		3.6	3.9
Private Sector — Low		2.2	2.3
The Nova Scotia Budget’s US Economic Assumption is based on public data and information available up to March 9, 2011. The US economy actually grew by 2.9 per cent, in 2010, according to the latest revisions from the US Bureau of Economic Analysis.
Canada’s Economic Outlook

	2010	2011	2012
Real GDP (Chained 2002 dollars), % change	3.1a	2.6	2.5
Nominal Gross Domestic Product, % change	6.2a	5.5	5.1
Employment, % change	1.4a	2.3	2.1
Unemployment rate, %	8.0a	7.3	6.6
Personal income, % change	3.9a	4.7	5.0
Consumer price inflation, % change	1.8a	2.4	2.3
Retail sales, % change	5.1a	5.3	5.0
Corporate profits before taxes, % change	18.4a	7.7	4.2
Exports of Goods and Services, % change	8.7a	6.3	5.6
Source: Statistics Canada, actual (a), Nova Scotia Department of Finance, projections
The Nova Scotia Budget’s Canada Economic Outlook is based on public data and information available up to March 9, 2011, as well as the March 22 Federal Budget expenditure plan.

Nova Scotia Economic Outlook

	2010	2011	2012
Real GDP, 2002$ ( % change)	2.1	1.9	1.9
Nominal GDP ( % change)	4.9	4.5	4.0
Employment ( % change)	0.2a	0.8	1.0
Unemployment rate, %	9.3a	8.3	7.3
Personal income ( % change)	2.9	3.3	3.7
Consumer price inflation ( % change)	2.2a	2.1	2.0
Retail sales ( % change)	5.0a	4.5	4.1
Corporate profits before taxes, ( % change)	4.1	6.2	4.4
Exports of Goods and Services ( % change)	4.1	6.2	4.6
Source: Statistics Canada, actual (a), Nova Scotia Department of Finance, projections
The Nova Scotia Budget’s Provincial Economic Outlook is based on public data and information available up to March 9, 2011, as well as the province’s fiscal plan.
FORECAST RISKS
Global Risks
Global economic conditions have an indirect influence on the performance of the Canadian and Nova Scotian economies. As we saw in 2008 and 2009, global events can have an overwhelming influence on domestic economic conditions.
In the short term, the 2011—12 Budget outlook could be influenced by the interaction of commodity trade/prices, currencies, and capital markets. There is a growing consensus that the recent recession was a temporary interruption in the long-term growth of commodity prices. If commodity prices rise faster than anticipated, it could have material consequences for Nova Scotia’s economy—through adjusting to a higher Canadian dollar and less competitive exports or through greater price inflation that erodes living standards and asset values. However, Nova Scotia’s commodity exports might finally enjoy the price appreciation that has eluded them through the first part of the commodity cycle.
The performance for the US economy is particularly important for Nova Scotia’s trade sector. Although forecasters are generally optimistic about continuing recovery in the US, a number of factors could reduce the outlook for the American economy. Higher oil prices could slow the US recovery. US domestic spending may fail to take over when public stimulus is withdrawn. Repairing domestic balance sheets could take longer than anticipated, further stifling domestic spending, especially if US consumers and businesses boost savings in anticipation of fiscal consolidation efforts. Recent home price declines in the US suggest that problems in housing and construction may not be resolved yet.
Many of these risks are interrelated and may ultimately offset one another. For example, higher currency from commodity price growth may obviate the need for the Bank of Canada to raise interest rates and quell inflation.
There is a more singular risk that the Japanese economy will suffer ongoing effects from the earthquake, tsunami, and nuclear crisis. This may reduce commodity price pressures from a key commodity importer. It may also constrain capital-market-led growth in asset prices as the nation rebuilds, drawing on its own savings rather than providing capital to the rest of the world.
Domestic Risks

The performance of the Canadian and Nova Scotian economies depends on a number of assumptions about domestic conditions. Changes to these conditions could result in materially different economic outcomes in 2011 and 2012.
Canada’s federal and provincial governments are currently dealing with substantial budget deficits. As each province and the federal government implements fiscal consolidation measures, there will be significant impacts on domestic spending. The Nova Scotia Budget assumes that the federal government continues with the expenditure plan recently announced in its March 22 Budget statement. The Nova Scotia Budget also reflects the four-year fiscal plan. Should governments change their fiscal plans by accelerating or slowing fiscal consolidation, the economic forecast could change. Slower achievement of fiscal consolidation could boost short-run nominal GDP. Faster achievement of fiscal consolidation could reduce nominal GDP. There are more complex interactions between government spending and economic performance in the medium to long term.
The Bank of Canada currently observes that the Canadian economy is performing better than expected in the latter half of 2010. While this may signal future interest rate increases, there are a number of downside risks in Canada’s performance that could delay interest rate hikes. If the US economy starts to struggle again, Canada’s trade sector will suffer in parallel. However, the resurgence of US trade and manufacturing is exposing weak productivity growth in Canada and questions about the domestic economy’s adaptation to a higher currency. If the central bank raises interest rates faster than assumed in the Budget, this could stall provincial investment and consumption performance. Alternatively, if Canada’s economy stumbles, the Bank of Canada may hesitate to raise rates, easing conditions for investment and consumption in Nova Scotia.
In the pre-recession period, Nova Scotia experienced considerable net interprovincial out-migration as young people left for other parts of Canada. This outflow stopped during the recession and even reversed direction. The demographic projections underlying the 2011—12 Nova Scotia Budget anticipate further out-migration to other provinces, but at a slower pace than was observed in 2004—08. If this out-migration is more severe than expected, Nova Scotia’s labour income, consumption, and GDP could suffer in the short run. Alternatively, increased retention of current Nova Scotians would boost income and GDP for the province.
Nova Scotia’s employment outlook is positive compared with recent employment stability. The province’s labour force is expected to decline, but this presumes that the participation rate remains stable. If wage growth attracts greater labour force participation, the labour force might grow. This may affect the unemployment rate. In addition, employment growth may be more positively affected by the 2011 Census.
In preparing the Budget assumptions, the Department of Finance does not incorporate major new project investments until they are clearly underway and expected to have an impact in the short run. As a result, the development of new investment projects is a clear upside risk to the longer term provincial economic forecast.

Nova Scotia’s Economic Performance and Outlook — Key Indicators

	2003	2004	2005	2006	2007	2008
Nominal Gross Domestic Product at Market Prices ($ millions)	28,851	29,853	31,199	31,644	33,031	34,041
Growth rate	6.5%	3.5%	4.5%	1.4%	4.4%	3.1%
Real Gross Domestic Product at Market Prices (chained 2002 $ millions)	27,464	27,710	28,016	28,174	28,611	28,969
Growth rate	1.4%	0.9%	1.1%	0.6%	1.6%	1.3%
Personal Income ($ millions)	24,437	25,394	26,638	27,689	29,016	30,094
Growth rate	2.8%	3.9%	4.9%	3.9%	4.8%	3.7%
Personal Expenditure on Consumer Goods and Services ($ millions)	18,998	19,786	20,649	21,611	22,713	23,897
Growth rate	5.0%	4.1%	4.4%	4.7%	5.1%	5.2%
Retail Sales ($ millions)	10,015	10,301	10,527	11,141	11,616	12,089
Growth rate	1.8%	2.9%	2.2%	5.8%	4.3%	4.1%
Residential Investment ($ millions)	1,712	1,897	2,027	2,179	2,337	2,381
Growth rate	14.4%	10.8%	6.9%	7.5%	7.3%	1.9%
Consumer Price Index (2002=100)	103.4	105.3	108.2	110.4	112.5	115.9
Growth rate	3.4%	1.8%	2.8%	2.0%	1.9%	3.0%
Corporation Profits Before Taxes ($ millions)	2,796	3,093	3,248	2,908	3,071	2,867
Growth rate	15.5%	10.6%	5.0%	-10.5%	5.6%	-6.6%
Business Investment ($ millions, excluding residential)	3,236	3,101	3,132	3,099	3,217	2,822
Growth rate	-6.9%	-4.2%	1.0%	-1.1%	3.8%	-12.3%
Exports of goods and services ($ millions)	13,818	14,454	14,798	14,137	15,376	16,255
Growth rate	3.7%	4.6%	2.4%	-4.5%	8.8%	5.7%
Imports of goods and services ($ millions)	18,329	19,062	19,835	19,951	21,841	23,385
Growth rate	0.5%	4.0%	4.1%	0.6%	9.5%	7.1%
Population (‘000s July 1)	937.5	939.4	937.9	938.0	935.8	936.7
Growth rate	0.3%	0.2%	-0.2%	0.0%	-0.2%	0.1%
Labour Force (‘000s annual average)	474.5	483.7	482.1	478.8	486.7	489.4
Growth rate	1.5%	1.9%	-0.3%	-0.7%	1.6%	0.6%
Participation Rate (per cent, annual average)	63.0%	63.8%	63.3%	62.6%	63.5%	63.6%
Percentage change	0.5%	0.8%	-0.5%	-0.7%	0.9%	0.1%
Employment (‘000s, annual average)	431.4	441.0	441.6	441.0	448.0	452.0
Growth rate	2.1%	2.2%	0.1%	-0.1%	1.6%	0.9%
Unemployment Rate (per cent, annual average)	9.1%	8.8%	8.4%	7.9%	8.0%	7.7%
Percentage change	-0.5%	-0.3%	-0.4%	-0.5%	0.1%	-0.3%
CAGR — Compound Annual Growth Rate

Nova Scotia’s Economic Performance and Outlook — Key Indicators (continued)

	2009	2010	2011F	2012F	CAGR 2003-2007	CAGR 2008-2012
Nominal Gross Domestic Product at Market Prices ($ millions)	34,283	35,952	37,578	39,064	3.4%	3.5%
Growth rate	0.7%	4.9%	4.5%	4.0%
Real Gross Domestic Product at Market Prices (chained 2002 $ millions)	28,931	29,542	30,095	30,672	1.0%	1.4%
Growth rate	-0.1%	2.1%	1.9%	1.9%
Personal Income ($ millions)	30,623	31,519	32,572	33,766	4.4%	2.9%
Growth rate	1.8%	2.9%	3.3%	3.7%
Personal Expenditure on Consumer Goods and Services ($ millions)	24,367	25,599	26,694	27,808	4.6%	3.9%
Growth rate	2.0%	5.1%	4.3%	4.2%
Retail Sales ($ millions)	12,102	12,706	13,280	13,821	3.8%	3.4%
Growth rate	0.1%	5.0%	4.5%	4.1%
Residential Investment ($ millions)	2,254	2,651	2,515	2,633	8.1%	2.6%
Growth rate	-5.3%	17.6%	-5.1%	4.7%
Consumer Price Index (2002=100)	115.7	118.2	120.7	123.1	2.1%	1.5%
Growth rate	-0.2%	2.2%	2.1%	2.0%
Corporation Profits Before Taxes ($ millions)	2,780	2,895	3,074	3,210	2.4%	2.9%
Growth rate	-3.0%	4.1%	6.2%	4.4%
Business Investment ($ millions, excluding residential)	2,856	3,400	3,587	3,746	-0.1%	7.3%
Growth rate	1.2%	19.1%	5.5%	4.4%
Exports of goods and services ($ millions)	14,736	15,344	16,296	17,052	2.7%	1.2%
Growth rate	-9.3%	4.1%	6.2%	4.6%
Imports of goods and services ($ millions)	22,156	24,636	24,871	25,366	4.5%	2.1%
Growth rate	-5.3%	11.2%	1.0%	2.0%
Population (‘000s July 1)	939.1	942.5	942.5	942.3	0.0%	0.1%
Growth rate	0.3%	0.4%	0.0%	0.0%
Labour Force (‘000s annual average)	497.0	498.8	497.3	496.8	0.6%	0.4%
Growth rate	1.6%	0.4%	-0.3%	-0.1%
Participation Rate (per cent, annual average)	64.3%	64.2%	63.9%	63.8%	63.3%	64.4%
Percentage change	0.7%	-0.1%	-0.3%	-0.1%	average
Employment (‘000s, annual average)	451.4	452.5	456.1	460.7	0.9%	0.5%
Growth rate	-0.1%	0.2%	0.8%	1.0%
Unemployment Rate (per cent, annual average)	9.2%	9.3%	8.3%	7.3%	8.4%	8.5%
Percentage change	1.5%	0.1%	-1.0%	-1.0%	average
F: Forecast, Nova Scotia Department of Finance
CAGR — Compound Annual Growth Rate

Canada’s Economic Performance and Outlook — Key Indicators

	2003	2004	2005	2006	2007	2008
Nominal Gross Domestic Product at Market Prices ($ millions)	1,213,175	1,290,906	1,373,845	1,450,405	1,529,589	1,599,608
Growth rate	5.2%	6.4%	6.4%	5.6%	5.5%	4.6%
Real Gross Domestic Product at Market Prices (chained 2002 $ millions)	1,174,592	1,211,239	1,247,807	1,283,033	1,311,260	1,318,055
Growth rate	1.9%	3.1%	3.0%	2.8%	2.2%	0.5%
Personal Income ($ millions)	931,773	984,164	1,035,586	1,106,832	1,174,683	1,224,653
Growth rate	3.7%	5.6%	5.2%	6.9%	6.1%	4.3%
Personal Expenditure on Consumer Goods and Services ($ millions)	686,552	719,917	758,966	801,742	851,603	890,351
Growth rate	4.7%	4.9%	5.4%	5.6%	6.2%	4.6%
Retail Sales ($ millions)	331,143	346,455	365,994	389,459	412,565	427,896
Growth rate	3.6%	4.6%	5.6%	6.4%	5.9%	3.7%
Residential Investment ($ millions)	72,714	82,965	89,604	98,214	108,289	107,304
Growth rate	10.8%	14.1%	8.0%	9.6%	10.3%	-0.9%
Consumer Price Index (2002=100)	102.8	104.7	107.0	109.1	111.5	114.1
Growth rate	2.8%	1.8%	2.2%	2.0%	2.2%	2.3%
Corporation Profits Before Taxes ($ millions)	144,501	168,219	186,585	197,286	200,943	216,970
Growth rate	6.9%	16.4%	10.9%	5.7%	1.9%	8.0%
Business Investment ($ millions, excluding residential)	135,376	146,790	165,992	185,168	193,596	206,270
Growth rate	3.4%	8.4%	13.1%	11.6%	4.6%	6.5%
Exports of goods and services ($ millions)	462,473	495,980	519,435	524,075	534,718	563,948
Growth rate	-3.5%	7.2%	4.7%	0.9%	2.0%	5.5%
Imports of goods and services ($ millions)	416,856	440,314	468,270	487,674	505,055	539,012
Growth rate	-2.7%	5.6%	6.3%	4.1%	3.6%	6.7%
Population (‘000s July 1)	31,639.7	31,940.7	32,245.2	32,576.1	32,929.7	33,316.0
Growth rate	0.9%	1.0%	1.0%	1.0%	1.1%	1.2%
Labour Force (‘000s annual average)	16,948.0	17,154.3	17,293.5	17,516.7	17,884.2	18,203.9
Growth rate	2.3%	1.2%	0.8%	1.3%	2.1%	1.8%
Participation Rate (per cent, annual average)	67.5%	67.5%	67.1%	67.0%	67.4%	67.7%
Percentage change	0.7%	0.0%	-0.4%	-0.1%	0.4%	0.3%
Employment (‘000s, annual average)	15,662.9	15,921.8	16,124.7	16,410.2	16,805.6	17,087.4
Growth rate	2.4%	1.7%	1.3%	1.8%	2.4%	1.7%
Unemployment Rate (per cent, annual average)	7.6%	7.2%	6.8%	6.3%	6.0%	6.1%
Percentage change	-0.1%	-0.4%	-0.4%	-0.5%	-0.3%	0.1%
CAGR — Compound Annual Growth Rate

Canada’s Economic Performance and Outlook — Key Indicators (continued)

	2009	2010	2011F	2012F	CAGR 2003-2007	CAGR 2008-2012
Nominal Gross Domestic Product at Market Prices ($ millions)	1,527,258	1,621,529	1,710,341	1,797,678	6.0%	3.0%
Growth rate	-4.5%	6.2%	5.5%	5.1%
Real Gross Domestic Product at Market Prices (chained 2002 $ millions)	1,285,604	1,325,085	1,359,278	,393,842	2.8%	1.4%
Growth rate	-2.5%	3.1%	2.6%	2.5%
Personal Income ($ millions)	1,228,407	1,276,473	1,337,095	1,404,478	6.0%	3.5%
Growth rate	0.3%	3.9%	4.7%	5.0%
Personal Expenditure on Consumer Goods and Services ($ millions)	898,728	941,419	986,607	1,032,978	5.5%	3.8%
Growth rate	0.9%	4.8%	4.8%	4.7%
Retail Sales ($ millions)	415,413	436,521	459,759	482,917	5.6%	3.1%
Growth rate	-2.9%	5.1%	5.3%	5.0%
Residential Investment ($ millions)	98,152	111,768	113,556	121,392	10.5%	3.1%
Growth rate	-8.5%	13.9%	1.6%	6.9%
Consumer Price Index (2002=100)	114.4	116.5	119.3	119.3	2.1%	1.1%
Growth rate	0.3%	1.8%	2.4%	0.0%
Corporation Profits Before Taxes ($ millions)	146,897	173,908	187,299	195,165	8.6%	-2.6%
Growth rate	-32.3%	18.4%	7.7%	4.2%
Business Investment ($ millions, excluding residential)	171,242	177,594	184,698	192,733	9.4%	-1.7%
Growth rate	-17.0%	3.7%	4.0%	4.4%
Exports of goods and services ($ millions)	438,553	476,507	506,743	535,013	3.7%	-1.3%
Growth rate	-22.2%	8.7%	6.3%	5.6%
Imports of goods and services ($ millions)	464,722	507,320	528,120	552,414	4.9%	0.6%
Growth rate	-13.8%	9.2%	4.1%	4.6%
Population (‘000s July 1)	33,720.2	34,108.8			1.0%	-100.0%
Growth rate	1.2%	1.2%
Labour Force (‘000s annual average)	18,329.0	18,525.1	18,803.0	19,047.4	1.4%	1.1%
Growth rate	0.7%	1.1%	1.5%	1.3%
Participation Rate (per cent, annual average)	67.1%	67.0%	67.0%	67.1%	67.3%	64.4%
Percentage change	-0.6%	-0.1%	0.0%	0.1%	average
Employment (‘000s, annual average)	16,813.1	17,041.0	17,432.9	17,799.0	1.8%	1.4%
Growth rate	-1.6%	1.4%	2.3%	2.1%
Unemployment Rate (per cent, annual average)	8.3%	8.0%	7.3%	6.6%	6.8%	8.5%
Percentage change	2.2%	-0.3%	-0.7%	-0.7%	average
F: Forecast, Nova Scotia Department of Finance
CAGR — Compound Annual Growth Rate